FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 18 March 2020

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

17 March 2020

The Royal Bank of Scotland Group plc

Directorate Changes

The Royal Bank of Scotland Group plc (RBS) announces that:-

•	Alison Davis will step down as a non-executive director on 31 March 2020; and

•	Yasmin Jetha will be appointed as a non-executive director on 1 April 2020.

Yasmin will succeed Alison as Chairman of the Technology and Innovation Committee, and will also become a member of the Group Sustainable Banking Committee.

Yasmin first joined the RBS Board in June 2017 at a time when the Group was making changes to its governance structures in readiness for implementation of the ring-fencing regime. Yasmin stepped down from the RBS Board in April 2018 in order to serve solely as a director of our key ring-fenced entities*, and will continue to serve on those boards after re-joining the RBS Board.

Howard Davies, Chairman of RBS, said:

“Alison Davis has served on our board for almost 9 years, and I would like to thank her for the valuable contribution she has made during that time. Alison has chaired the Technology and Innovation Committee and served as a member of the Group Sustainable Banking Committee, Group Performance and Remuneration Committee, and Group Nominations and Governance Committee. Alison’s broad skills, experience and knowledge have greatly benefitted the organisation, particularly in relation to technology and innovation, and she leaves RBS with our best wishes for the future.

I am delighted that Yasmin has agreed to re-join the RBS Board at this time.

Yasmin has played a significant role in ensuring the effectiveness of our ring-fencing governance structures. She brings a wealth of retail banking and customer experience to the boardroom, as well as valuable technology and innovation insights and a strong financial services background. I look forward to continuing to work with Yasmin and my fellow Board colleagues, as we focus firmly on becoming a purpose-led organisation.”

There are no matters requiring disclosure under Listing Rule 9.6.13.

* NatWest Holdings Limited (the holding company for our ring-fenced operations), The Royal Bank of Scotland plc, National Westminster Bank Plc and Ulster Bank Limited.

For further information contact:

RBSG Investor Relations

Alexander Holcroft

Head of Investor Relations

+44 20 7672 1758

RBS Media Centre +44 131 523 4205

Notes to Editors:

Biographical Details

Yasmin Jetha

Yasmin Jetha was an executive main board director at Abbey National PLC from 2001 to 2004 prior to its takeover by Santander Bank. She was at Abbey National for 19 years holding senior positions in Retail Lending and Customer Services as well as Group IT & Infrastructure.

After leaving Abbey National, Yasmin joined the Financial Times as Chief Information Officer in January 2006, and became its Chief Operating Officer in April 2008. She held the position of the Chief Information Officer at Bupa, a healthcare company, from October 2009 to June 2014.

Since September 2009, Yasmin has been a non-executive director at Nation Media Group, a leading media organisation based in East Africa, where she is also Chair of the HR & Remuneration Committee and member of the Strategy & Investments Committee.

Yasmin has also been a non-executive director of Guardian Media Group since February 2018, where she is a member of the Remuneration committee.

In addition to being Vice Chair of the Board of Governors at University of Bedfordshire from 2008 to 2011, Yasmin also served for over ten years until April 2017, as Vice Chair of the National Committee of the Aga Khan Foundation (UK) Ltd, a non-denominational charity.

Yasmin holds a Master of Science in Management Science from Imperial College and a Bachelor of Science in Mathematics from London University. She is a Fellow of the Chartered Institute of Management Accountants, was awarded an honorary Doctor of Laws degree by the University of Leicester in 2005, and was made an honorary Fellow of the University of Bedfordshire in 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

Date:	18 March 2020	By:	/s/ Morven Adderton
			Name:	Morven Adderton
			Title:	Assistant Secretary